March 22, 2011

Attention: Kathleen Collins

Re: Patents Professionals

File No. 333-160031

Dear Ms. Collins

Thank you for your letter dated October 5, 2010 and commenting on our S-1 filing. Please find below our answers to your comments.

Summary Information, page 6

1.

We have amended this section as per our disclosure on page 26 regarding our dependence on hiring the appropriate third parties to perform all the essential services we intend to offer, as per your request.

2.

We have revised our disclosure on page 7 regarding the breakdown of the $39,000 estimated to attend trade shows in order to clearly describe how this money will be apportioned.

Use of Proceeds, page 17

3.

We have added a footnote to the table to indicate that the $39,000 we intend to spend on attending trade shows shall be used by the commission sale staff in order to perform all aspects pertaining to the filing of possible clients’ patent applications and to identify institutional customers who are seeking our patented technologies and enter licensing agreements with them, when attending Trade Shows.

4.

We have disclosed in the ‘Description of Business’ and ‘Plan of Operation’ that: ‘If we are only able to sell 25% of the shares offered, we will have limited resources and only $3,000 to spend on ‘trade show attendance’. The ideal expected amount to be used for trade show attendance is $39,000. There is no guarantee that even the ideal amount would allow us to develop and establish a profitable business. The limited resources from the lowest presented sale scenario (25%) would definitely diminish our options resulting in a much harder scenario to develop our plan of operation. The company believes that it is possible to make an effort in order to initiate its operations in the low number of shares sold scenario, but compromising our planned use of proceeds (see page 17). For example, we would not be able to attend as many Trade Shows as if we sold 100% of the offered shares and the amount of services that we could hire from third parties would be very limited, which could lower our chances of success.’ We have also included a new ‘Risk Factor’ to address this issue.

Business, page 26

5.

In response to your comment, we have revised this section to include the following: “When a client comes to Patent Professionals we will pay for a patent application for the product for an equity stake or royalty in the sale or sales of the product or idea. Patent Professionals will begin negotiations asking for a 50% stake in the product and may negotiate down to 25% depending on how plausible we think the product is, and how much our attorneys think a successful patent application will cost.  Patents Professionals does not intend to take equity or shares in any other company that may be involved with the product, only a stake in the product itself.

June 30, 2010 Financial Statements, page 29

Balance Sheets, page 30

6.

We have included a new set of audited Financial Statement for the latest year end, December 31, 2010. Therefore, the comment issued regards the “unaudited” label does not apply anymore.

Statements of Cash Flows, page 33

7.

We have included a new set of audited Financial Statement for the latest year end, December 31, 2010. We have also revised the filing to clarify that the $9,500 included under financing activities was from the sale of stock as opposed proceeds received from a subscription receivable.

Note 7. Subsequent Events, page 37

8.

We have included a new set of audited Financial Statement for the latest year end, December 31, 2010. We have also revised to disclose the actual date through which subsequent events have been evaluated, and whether that date is the date the financial statements were issued or the date the financial statements were available for issuance pursuant to ASC 855· 1 0-50-I.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

Plan of Operation, page 49

9.

We have amended our document to expand our disclosure on the types of third parties we would be looking to hire. These third parties would be professionals such as attorneys that specialize in filing patents and business consultants that specialize in certain fields and industries that are related to the products we are considering sponsoring. Industry professionals would be able to give our firm a better educated opinion of the market feasibility of a product. Attorneys, engineers, business consultants, and marketing specialist would simply charge a fee for their services that the Company would pay; these services would make up a part of the services our firm would offer to potential clients besides financial assistance. It is possible in some circumstances that our professional third party consultants may be interested in offering their services for a percentage ownership in the product or service we have presented them with.

10.

We have disclosed Patents Professional accumulated deficit as of December 31, 2010.

Directors and Executive Officers, page 53

Identification of directors and Executive officers, page 53

11.

We have amended the section Business Experience. Mr. Yomoguita has proven to be a successful entrepreneur with multiple start up businesses including a restaurant and import/customs clearance business. He has an engineering degree which will give Mr. Yomoguita an insight as to the functionality and market feasibility of various products that have a high degree of engineering. Mr. Yomoguita’s import business does give him experience in some types of products that businesses and consumers may wish to purchase. Over the past eight years Mr. Yomoguita has imported hundreds of different products for the Brazilian Market place. Experience, education and entrepreneurship is what make the company feel that Mr. Yomoguita is a suitable director, president and CEO.

Exhibits and Financial Statement Schedules, page 58

12.

We have included an updated consent of Seale and Beers, CPA related to the period ended December 31, 2010.

13.

We have included an updated legality opinion.

//Wagner Massao Yomoguita//

President & CEO

Patents Professional, Inc.

Phone (775) 321-8206

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